Exhibit 21.1
Energy Recovery, Inc.
List of Subsidiaries

Company Name	Country/State of Incorporation/Formation
Osmotic Power, Inc.	Delaware
Energy Recovery Iberia, S.L.	Spain
Energy Recovery, Inc. International	Delaware